EXHIBIT 12

THE TORO COMPANY AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

(Not Covered by Independent Auditors’ Report)

	10/31/2008	10/31/2007	10/31/2006	10/31/2005	10/31/2004
Earnings before income taxes	181,289,000	$213,227,000	$192,754,000	$170,272,000	$153,233,000
Plus: Fixed charges	26,141,532	26,003,000	24,154,000	24,298,000	22,004,000
Earnings available to cover fixed charges	207,430,532	$239,230,000	$216,908,000	$194,570,000	$175,237,000
Ratio of earnings to fixed charges	7.93	9.20	8.98	8.01	7.96

Interest expense	19,333,000	$19,445,000	$17,672,000	$17,733,000	$15,523,000
Rentals (interest expense)	6,808,532	6,558,000	6,482,000	6,565,000	6,481,000
Total fixed charges	26,141,532	$26,003,000	$24,154,000	$24,298,000	$22,004,000